Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended December 31, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND OPERATING RESULTS

This management’s discussion and analysis (“MD&A”), dated February 13, 2006, focuses upon a review of the activities, results of operations, liquidity and capital resources of Pine Valley Mining Corporation and its consolidated subsidiaries (the “Company”) for the quarter ended December 31, 2005. The information in this MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements and the notes thereto for the three and nine months ended December 31, 2005 and the audited consolidated financial statements, notes and MD&A for the fiscal year ended March 31, 2005. The financial information in this MD&A is derived from the Company’s consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles.

Additional information about the Company is available on SEDAR at www.sedar.com and through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and the variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Information about Forward-Looking Statements

This MD&A contains “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, statements concerning projected revenues, expenses and gross profit, mine development efforts, need for additional capital, market acceptance of the Company’s resource production, and the Company’s production capacity.  Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, the Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company’s public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (“SEC”).  In particular, your attention is directed to the Company’s other SEC and Canadian filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions.  You should carefully consider those risks, in addition to the other information in this MD&A and in the Company’s other filings, before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company’s management as at the date of this MD&A and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update such projections if management’s beliefs, estimates or opinions, or other factors should change.

Description of Business

The Company is a producer and marketer of metallurgical coal.  The Company has been producing low volatile pulverized coal for injection (“PCI”) at its Willow Creek coal property since August 2004 and began mining samples of its coking coal seams in November 2005.

The Company was originally formed as “Globaltex Industries Inc.” on March 5, 1993 by the amalgamation of New Lintex Minerals Ltd., a public British Columbia company (“New Lintex”) and Willow Creek Coal Ltd. (“Willow Creek”), a wholly owned subsidiary of A.L.M. Associates Corp. (“ALM”) under certificate of amalgamation No. 442303. It changed its name to “Pine Valley Mining Corporation” on May 13, 2003. Its shares are listed on the TSX (symbol “PVM”) and OTC Bulletin Board in the United States (symbol “PVMCF”).

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended December 31, 2005

Overview

SUMMARY – Presented in accordance with Canadian GAAP (unaudited)

	Three Months Ended December 31		Nine Months Ended December 31
(Thousands of dollars, except per unit amounts)	2005	2004	2005	2004
Statement of operations
Revenues	$ 7,811	$ 9,189	$41,242	$12,452
Income before undernoted items	$ 1,190	$ 1,194	$ 6,690	$ 1,855
(Loss) income before other income (expenses) and income taxes	$ (545)	$ 587	$ 2,318	$ (33)
Foreign exchange and derivatives gain	$ 124	$ 1,302	$ 1,468	$ 2,344
Interest and financing	$ (552)	$ (233)	$(1,583)	$ (435)
Future income taxes recovery (expense)	$ 568	$ -	$ (614)	$ -
Net (loss) income	$ (579)	$ 1,664	$ 1,282	$ 1,888

Basic and diluted (loss) income per share	$ (0.01)	$ 0.03	$ 0.02	$ 0.03

Volumes and prices – Non GAAP statistics (unaudited)

Coal production (tonnes)	134,407	137,316	543,593	223,567
Coal sales (tonnes)	66,307	146,203	446,178	192,279
Average US$ coal price (per tonne)	$ 101.55	$51.97	$ 76.53	$ 52.83
Average CDN$ coal price (per tonne)	$ 117.80	$62.85	$ 92.43	$ 64.76

Balance Sheet	December 31, 2005		March 31, 2005
Total assets	$ 83,800		$ 59,856
Total liabilities	$ 36,470		$ 31,579
Shareholders’ equity	$ 47,330		$ 28,277

Key events for overall discussion in this MD&A for the quarter ending December 31, 2005 and to the current date include the following:

•

production and sales to customers;

•

construction of coal preparation plant;

•

exploration of Pine Pass property;

•

updated analysis of Willow Creek reserves;

•

graduation to the Toronto Stock Exchange; and

•

financing activities.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended December 31, 2005

Developments During the December 31, 2005 Quarter and to the Current Date

Production and sales

The Company realized sales of 66,307 tonnes of PCI product at an average sales price for the quarter of $117.80 per tonne (US$101.55). These sales consisted of tonnages under contracts for the Company’s 2006 fiscal year.

The Company achieved production of 134,407 tonnes in the third quarter compared to 202,919 and 206,267 tonnes for each of two preceding quarters of the 2006 fiscal year. Total production for the fiscal year ended March 31, 2005 was 377,099 tonnes. The reduction in coal produced primarily resulted from the Company’s decision to reduce production in response to customer deferrals of coal shipments during the months of October and November 2005. Development efforts relating to the Company’s coking coal resources also contributed to the reduction as the Company determined to mine and wash a bulk sample of coking coal and to distribute that sample to prospective customers.

The Company’s mining operations at the Willow Creek Coal Mine are overseen by two management employees (including Graham Mackenzie, the Company’s CEO), located on-site, and are conducted by a mining contractor, Tercon Construction Ltd. The contractor is responsible for providing the labour and equipment used in connection with those operations. The Company is continuing to negotiate the terms of a long-term contract with this contractor as the current agreement’s term expired on October 31, 2005. In the event that the Company is unable to reach an acceptable agreement with the contractor, its operations could be disrupted, which could have a material adverse effect on its business.

Construction of coal preparation plant

Commissioning of the coal preparation plant commenced on October 10, 2005 and was finalized in December 2005. The total cost of the plant and related additions as capitalized at December 31, 2005 is as follows:

Component	Cost (’000s)

Building	$ 4,122
Equipment	4,296
Engineering	2,091
Tailings pond	756
Water	273
Capitalized interest	693
TOTAL	$12,231

The major elements for construction of the plant, as previously announced, had been awarded to the Sedgman Group of Companies (“Sedgman”) for a contracted cost of US$8.456 million ($9.809 million at an exchange rate of 1.16 Canadian to the $1.00 US), inclusive of the maximum achievable bonus for early completion. The actual Sedgman amount included in the costs above was US$8.144 million.

The total budgeted cost for the coal preparation plant was $11.7 million (excluding capitalized interest charges). The Company estimates that an additional $0.175 million will be incurred subsequent to December 31, 2005 such that the total expenditure will be approximately $12.406 million.

With the completion of the coal preparation plant the Company has the necessary infrastructure in place to be able to meet its planned production of approximately 1.0 to 1.4 million tonnes for the year commencing April 1, 2006. The achievement of these production rates is dependent upon receipt of approval for the amendment to the Company’s current mine permit as discussed later in the “Outlook” section.

Exploration of Pine Pass Property

As previously announced, in May 2005, the Company initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standards, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits. This is viewed as a key medium-term objective in order to continue to develop the Company and add shareholder value.  The budget assigned to the initial phase of the drill program was $2.75 million and as of December 31, 2005, $2.687 million had been incurred. An additional $0.751 million has been expended on the property to obtain the necessary permits, to comply with necessary environmental obligations and for consultants to manage the project and perform analysis on the samples drilled.

Final drilling was completed in early November 2005 and the Company is now working to obtain a more detailed reserves definition for Pine Pass and a possible mine plan should results from the drilling analysis be favourable. The Company will also be required to perform extensive environmental analysis and apply for a mine permit. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production.

Willow Creek Reserves

In October 2005, the Company performed additional drilling at the Willow Creek Mine to provide additional data and assist in amending the five-year mine plan to enhance mining efficiencies. The work performed on updating the Company’s five-year mine plan was overseen by Mr. Roy Fougere, P.Eng., the Chief Mining Engineer at Falls Mountain Coal Inc., the Company’s wholly-owned subsidiary. Mr. Fougere has 18 years of mining experience, including experience with western Canadian coal mines of similar geological complexity.

The results of this analysis were recently completed and provided the following updated indications with regard to mining activities at the Willow Creek Mine:

•

Strip ratios for the three months ending March 31, 2006 will be approximately 8.0:1.

•

Strip ratios for the fiscal year commencing April 1, 2006 are estimated to be 5.2:1.

•

Total PCI coal resources have been reduced by 1.231 million tonnes as a result of thinner intersections and more separable partings in the Company’s 7 Seam than were originally detected.

The Company, under the supervision of Mr. Fougere, is currently also investigating additional mineral deposits of medium volatile coking coal at its Willow Creek Mine site. Based upon a review of the existing individual pit designs, for which measured and indicated reserves have been reported, the Company believes there is potential to modify the pit boundaries to increase the volume of coking coal recovered. This would provide additional tonnage of Seams 1 to 4 which are the coking seams currently being mined by the Company.

The additional indicated resource is approximately 1.8 million tonnes based upon past exploration and testing. The existence of the additional tonnage relies on continuation of the coal seam structure and quality, and the application of an economic evaluation, which is presently being undertaken by the Company’s outside consultants working under Mr. Fougere’s supervision. At the present time, the indicated resource is not classified as a mineral reserve as the Company has to confirm its economic viability. Any determination of additional reserves will depend on the outcome of the current work and analysis now being performed.

Graduation to the TSX

On December 22, 2005 the Company commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol PVM. The Company de-listed from the TSX Venture Exchange on December 21, 2005. A total of 85,643,145 common shares of the Company were listed on the TSX, of which 75,702,878 were available for trading with 9,940,267 common shares reserved for future issue.

Financing

During the quarter ended December 31, 2005, the Company closed a brokered private placement through a syndicate of agents led by RBC Capital Markets (“RBC”) and including Salman Partners Inc. and Sprott Securities (the “Agents”). The Company issued a total of 4,055,000 units at a price of $2.50 per unit. Each unit consists of one common share and one-half of one transferable share purchase warrant with one whole warrant entitling the holder to purchase one further common share for a term of 18 months at a price of $3.50 per share. The full amount of the proceeds received was assigned to the common shares and $Nil value to the warrants. In connection with the private placement, a cash commission of 6.5% was paid to the Agents.

The equity capital raised will be used to provide additional working capital and was required as a result of the previously announced decision by the Company’s customers to delay shipments during the quarter under review.

The Company also entered into a third amendment with The Rockside Foundation (“Rockside”) whereby the repayment terms of the Rockside loan were extended from February 6, 2006 to June 30, 2006. Interest on the loan will continue to be paid at the rate of 12% per annum during the extension period, with no bonus shares being issued.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended December 31, 2005

Results of Operations

This review of the results of operations should be read in conjunction with the unaudited consolidated financial statements of the Company for the three and nine months ended December 31, 2005 and other public disclosure documents of the Company.

Revenues

Revenues from coal sales for the quarter ended December 31, 2005 were $7.811 million representing 66,307 tonnes of PCI product shipped to customers. Sales for the three most recent fiscal quarters are illustrated below:

Quarter ended

Tonnes Sold

$’000s

Average Price/tonne

December 31, 2005

     66,307

  7,811

US$101.55/$117.80

September 30, 2005

   199,564

19,957

US$84.68/$100.00

June 30, 2005

   180,307

13,474

 US$60.74/$74.73

The Company had previously announced anticipated sales of 100,000 tonnes for the quarter ended December 31, 2005, reflecting the lower forecast resulting from customer requests to delay shipments of coal for the months of October and November due to their over-commitments and lack of available storage space. Accordingly, the Company did not record any coal sales for the months of October and November 2005, but shipments resumed in December 2005. Typically, sales contracts provide for shipments of committed tonnes to be made evenly over the course of the year. Accordingly, the Company does not anticipate such delays becoming an ongoing trend. The shortfall in actual sales was the result of a specific vessel delay resulting in a shipment of 48,603 tonnes being pushed back from December until the first week of January 2006.

For the quarter ended December 31, 2004, the Company realized revenues of $9.189 million (on 146,203 tonnes) at an average sales price of $62.85 (US$51.97). The average sales price per tonne has increased consistently each quarter as the Company sells a greater proportion of coal under the current fiscal year contracts.

Because the Company’s sales agreements are all denominated in U.S. dollars, its reported revenues were negatively affected by the continued strong Canadian dollar compared to the U.S. dollar in the period. The average exchange rate during the three months ended December 31, 2005 was 1.17 compared to 1.22 for the same period in the prior year. To manage exposure to currency fluctuations, the Company utilizes foreign exchange forward contracts, as discussed below in this MD&A.

For the fiscal year ending March 31, 2006, the Company has contracted to sell 735,000 tonnes, primarily of PCI coal as well as some coking coal, to its Asian and European customer base at a weighted average price of approximately US$103 per tonne. As of December 31, 2005, the Company had 7,064 tonnes of carryover tonnage from the prior fiscal year remaining as an obligation.

The company is currently negotiating fiscal year 2007 contracts and as part of these negotiations believes the remaining fiscal year 2005 carryover will be cancelled. Furthermore, as discussed in the “Outlook” section below, the Company is anticipating that a significant portion of the 2006 fiscal year contracted tonnage not sold as a result of customer requested delays in shipment will be carried over at current year prices to the next fiscal period.

Cost of Operations

Non-GAAP production statistics (unaudited)

	Nine Months Ended	Three Months Ended
(Thousands of dollars, except per unit amounts)	December 31, 2005	December 31, 2005	September 30, 2005	June 30, 2005

Coal sales (tonnes)	446,178	66,307	199,564	180,307
Product coal produced (tonnes)	543,593	134,407	202,919	206,267

Mining and transportation costs	$ 30,033	$ 5,464	$12,905	$ 11,664
Less: Selling costs included in mining and transportation	$ (1,325)	$ (206)	$ (587)	$ (532)
Mining, transportation and port receiving costs	$ 28,708	$ 5,258	$12,318	$ 11,132

Mining, transportation and port receiving costs (per tonne)	$ 64.34	$ 79.31	$ 61.72	$ 61.74

Major components of the Company’s cost of operations are as follows:

•

Mining costs related to the movement of rock overburden in order to extract raw coal. A considerable amount of rock must be blasted and removed in order to access coal seams. In addition, the coal mined is transported by truck from the open pit to the plant facilities.

•

Transportation costs associated with rail transportation of the Company’s coal to Neptune Bulk Terminals in North Vancouver and Ridley Terminals in Prince Rupert, related terminal costs and other miscellaneous costs associated with coal handling and quality sampling at the mine site.

•

Fees at the port for receipt of coal and the subsequent loading on to ships, in addition to marketing commissions due to sales agents.

•

Administrative costs related to the maintenance and operation of offices and plant facilities at the Willow Creek mine site.

•

Depletion costs included in cost of operations reflect the expensing of the initial property development costs to operations as the minerals are extracted and sold. Depreciation and amortization costs included in cost of operations reflect depreciation on equipment, buildings, and other facilities engaged directly in extraction and ordinary treatment processes.

The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, such measure including all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing such a measure, the cost per tonne for product sold in the quarter relating to direct costs for mining, processing, transport and port receiving charges (the “production cost”) was $79.31 (compared to $61.72 and $61.74 for each of the two preceding quarters respectively). To facilitate a better understanding of this measure a reconciliation of this factor to the unaudited consolidated financial statements “mining and transportation costs” for the period ended December 31, 2005 is provided in the table above.

Total cost of operations for the quarter ended December 31, 2005, was $6.621 million compared to $7.995 million for the quarter ended December 31, 2004. Coal mining operations and sales commenced during the second half of the 2004 calendar year and during much of the prior comparable period, there was very little infrastructure in place at the Willow Creek Mine. Accordingly, the Company believes that comparisons of costs per tonne during the current period to costs per tonne for the three months ended September 30, 2005 are more appropriate. The Company’s mining, transportation and port receiving cost per tonne for the three months ended December 31, 2005 increased to $79.31 (as described above) from $61.72 for the three months ended September 30, 2005.

This increase is attributable to the following significant factors:

•

The Company incurs a number of direct costs such as road maintenance, environmental monitoring and labour and maintenance for the processing facilities. The production cost on a per tonne basis relating to these expenses increased by $8 as coal sales in the quarter ended December 31, 2005 were 66,307 tonnes compared to sales volumes of 199,564 tonnes for the quarter ended September 30, 2005.

•

As part of the ongoing negotiations with the Company’s mining contractor (Tercon Construction Ltd.) revised coal and waste mining rates became effective in September 2005. These revised rates contributed to an increase of approximately $6 per tonne for coal sold in the quarter ended December 31, 2005 compared to the immediately preceding quarter.

•

Average strip ratios relating to the quarter ended September 30, 2005 were 7.82:1 compared to 8.43:1 for the quarter ended December 31, 2005. The impact of these higher strip ratios amounted to an increased cost per tonne of approximately $3 for the December 31, 2005 quarter. Strip ratios have been running at higher than anticipated levels over recent periods due to an anticline roll in a PCI coal seam that required additional overburden removal. Additional discussions relating to strip ratios are included in the “Outlook” section in this MD&A.

There was no significant fluctuation in fuel surcharges incurred by the Company in the quarter ended December 31, 2005, relating to both the rail and services provided by the Company’s mining contractor. These surcharges reflect the continued high commodity cost of oil in world markets. The total fuel surcharge costs in the quarter ended December 31, 2005 amounted to $3.84 per tonne of product coal sold compared to $3.20 per tonne for the three months to September 30, 2005. These fuel surcharge costs are included in the Company’s production cost per tonne.

Selling costs for the period totaled $4.33 per tonne ($3.94 for the three months to September 30, 2005) and administrative/amortization costs totaled a combined $15.67 per tonne ($5.62 for the three months ended September 30, 2005). These costs include selling commissions, port charges relating to vessel loading, costs associated with coal sampling as well as costs relating to the depletion and depreciation of the mineral property and plant and equipment respectively. Selling costs were higher on a per tonne basis compared to the prior period primarily as a result of increased coal sampling and testing for product both received at the port and loaded onto vessels. The increase in administrative/amortization per tonne costs relates to the low volume of sales in the current period under review, as discussed above.

Other Expenses

General and administrative expenses not directly related to mining operations at the Willow Creek mine totaled $1.735 million and $4.372 million for the three and nine months ended December 31, 2005 respectively. This represents an increase of $1.128 million and $2.484 million from the equivalent periods in the prior year. The increase can be attributed to the significantly higher activity level within the Company as it has developed and added to its infrastructure as well as performing more activities in all areas of the business as operational activities developed.

Salaries and stock-based compensation for the nine months to December 31, 2005 increased by $1.626 million compared to the same period in the prior year. Stock-based compensation expense increased by $0.58 million for the three months ended December 31, 2005 compared to the third quarter of the prior year. The overall increased salary and stock-based compensation costs arose as a result of the Company’s decision to enhance its management capabilities through the addition of new personnel during and subsequent to the fourth quarter of the fiscal year ended March 31, 2005. The stock-based compensation expense value has been calculated using the Black-Scholes valuation method and assumptions as described in the ”Critical Accounting Estimates including Initial Adoption” section to this MD&A.

Office and general expenses increased from $60,000 and $117,000 for the three and nine months ended December 31, 2004 to $285,000 and $545,000 in the current period. The increased expenditures are reflective of the increased volume of activity at the Company and specific additional areas are insurance coverage and travel costs required as part of the Company’s ongoing activities to maintain ongoing dialogue with customers and the investment community.

Interest and financing costs increased by $0.319 million and $1.148 million for the three and nine month periods to December 31, 2005 compared to the same prior periods due primarily to higher levels of debt incurred by the Company during the latter part of the 2005 fiscal year to fund completion of the Willow Creek mine’s infrastructure and to begin mine operations.  During the period from October 1, 2004 to December 31, 2005, the Company’s overall term debt and operating line utilization increased from $9.808 million to $17.528 million which increased interest costs. The Company also incurred increased financing costs pursuant to its negotiations with several potential lenders during the current fiscal year to date and the note from The Rockside Foundation for which bonus shares have been included as financing fees.

The Company realized a gain on foreign exchange of $0.124 million for the quarter ended December 31, 2005 ($1.302 million for the quarter ended December 31, 2004). As the Company’s debt consists primarily of US dollar loans, the weakening of the US dollar relative to the Canadian dollar has resulted in an unrealized exchange gain to the Company. The US to Canadian dollar exchange rate remained relatively unchanged for the quarter ended December 31, 2005 (approximately 1.16) whereas the equivalent period in the prior year saw the exchange rate move from 1.26 to 1.20. This weakening of the US dollar relative to the Canadian dollar accounts for part of the additional foreign exchange gains in the prior year.

In addition, the Company’s coal sales contracts are denominated in US dollars and the fluctuation of the exchange rate value of the Canadian and United States dollars directly impacts the revenues realized on these sales. The Company has entered into forward contracts for Canadian dollars to establish a partial hedge against exposure to currency fluctuations. A weaker US dollar compared to previously negotiated forward contract rates during the current period resulted in a foreign exchange gain. As of December 31, 2005, the Company had entered into a series of forward contracts to sell US dollars at rates between 1.1813 to 1.2325 (CAD$/US$). These contracts have maturity dates ranging from February to March 2006. At December 31, 2005 the balance outstanding was US$6.8 million with a mark-to-market gain of $0.289 million (such unrealized gain included in prepaid expenses on the Company’s balance sheet as at December 31, 2005).

The Company has recognized a future income tax recovery of $0.568 million and expense of $0.614 million for the three and nine month periods ended December 31, 2005 respectively. The Company has based these amounts on estimates with regard to the marginal tax rate at which it expects to pay taxes for the 2006 fiscal year. These estimates are subject to a variety of factors that could impact the exact marginal rate at which the Company is taxable, including, but not limited to, its ability to continue to achieve profitable operations, the availability and use of its income tax loss carryforwards and other tax assets.

Net (Loss) Income

As a result of the foregoing, the Company realized a consolidated net loss for the three months ended December 31, 2005 of $579,000 (or $0.01 per share) and income for the nine months then ended of $1.282 million ($0.02 per share) as compared to net income of $1.664 million and $1.888 million ($0.03 per share respectively) for the three and nine months ended December 31, 2004.

Selected Quarterly Information (unaudited)

	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004
Total Revenues (millions)	$7.811	$19.957	$13.474	$7.223	$9.189	$3.264	Nil	Nil
Production (tonnes)	134,407	202,919	206,267	153,533	137,316	86,250	Nil	Nil
Sales (tonnes)	66,307	199,564	180,307	97,402	146,203	46,076	Nil	Nil
Net Income (Loss) (millions)	($0.579)	$3.675	($1.814)	($2.342)	$1.664	$0.756	($0.532)	($0.326)
Basic and diluted net income (loss) per Share	($0.01)	$0.05	($0.03)	($0.03)	$0.03	$0.01	($0.01)	($0.01)

As previously noted, lower levels of coal production during the quarter primarily resulted from the Company’s decision to reduce production in response to customer deferrals of coal shipments during the months of October and November 2005. Development efforts relating to the Company’s coking coal also contributed to the reduction, as the Company determined to mine and wash a bulk sample of coking coal so as to distribute that sample to prospective customers. The treatment of the costs of related overburden removal is described in more detail in the “Critical Accounting Estimates Including Initial Adoption” section below. Company’s sales volumes reflect the customer shipment delays as previously announced although the price per tonne achieved was all at the current year contracted prices (average of US$101.55 per tonne). The low sales volumes combined with fixed Company overheads contributed to a loss for the quarter of $0.579 million.

Sales were lower than anticipated as a result of a shipment for 48,603 being delayed from December 2005 until the first week of January 2006.

Liquidity, Financial Condition and Capital Resources

As at December 31, 2005, the Company had cash of $2.563 million and a working capital deficiency of $9.632 million compared to cash and a working capital deficiency of $7.362 million and $11.351 million at September 30, 2005 respectively.

The Company’s improved working capital position at December 31, 2005 resulted from the receipt of $9.34 million in net proceeds from a private placement of equity securities completed in December 2005. The Company determined to engage in the private placement in order to address its need for additional working capital resulting from customers’ deferral of shipments during the months of October and November 2005.

The Company’s outstanding indebtedness consists primarily of borrowings from Royal Bank Asset Based Finance, a Division of Royal Bank of Canada (“Royal Bank”) and The Rockside Foundation (“Rockside”) used to fund capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine. During the quarter ended December 31, 2005 a third amendment to the agreement with Rockside was entered into whereby the due date for repayment of the loan was extended from February 6, 2006 to June 30, 2006. During the extension period interest will be paid at a rate of 12% per annum with no bonus shares being issued (compared to the rate up to November 29, 2005 of 10% per annum plus bonus shares up to 10% of the value of the loan).

The Company increased the quantity of inventory on hand as at December 31, 2005 compared to prior periods. This has resulted in increased working capital requirements and is the most significant contributing factor to the $5.151 million cash outflows related to working capital items for the period ended December 31, 2005 compared to $0.287 million for the equivalent prior year period.

Operating activities produced a negative cash flow of $3.792 million for the three months ended December 31, 2005 compared to a cash inflow of $1.394 million in the same prior year period.  This arose as a result of the Company increasing inventory during the current period while sales were lower than in prior quarters.  Financing activities provided net cash inflows of $7.771 million for the quarter which included proceeds derived from the issuance of capital stock following a private placement in December 2005. Net loan payments of $1.547 million were made on the Royal Bank operating line.  For the nine months to December 31, 2005, the Company incurred cash expenditures of $0.431 million related to fees incurred negotiating with financial institutions for an operating line of credit. The Company continued to make substantial payments on investing activities related to the construction of its coal preparation plant and the exploration program on Pine Pass. This resulted in cash outflows of $8.825 million for the quarter.

The result of these cash flows was a decrease in cash for the quarter ended December 31, 2005 of $4.799 million, after incorporating the effect of the foreign exchange rate on cash.  The Company continues to monitor its cash flows closely as we continue to complete the infrastructure at the Willow Creek mine and finalize payments for construction of the coal preparation plant. The Company is also closely following current market conditions – discussed in the “Outlook” section below – to ascertain the effect of anticipated commodity prices for coal sales in the 2007 fiscal year and the effect this will have on production levels and product mix.

To date, while the Company has overall realized cash inflows from sales of its PCI product, it has continued to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. To the extent that the Company’s cash flow from operations is lower than expected, it will have to continue its reliance upon equity issuances and debt to fund operations.

There can be no assurance that such financing, or any additional debt or equity financing that the Company may require in future periods, will be available in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended December 31, 2005

The following is a schedule reflecting our aggregate financial commitments as of December 31, 2005:

	Payment due by period
	Effective December 31, 2005
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations (1)	10,293,000	10,293,000	-	-	-
Capital Lease Obligations	188,000	56,000	103,000	29,000	-
Operating Lease Obligation (2)	3,379,000	1,095,000	2,284,000	-	-
Other Long-Term Liabilities (3)	600,000	600,000	-	-	-
Total	14,460,000	12,044,000	2,387,000	29,000	-

(1)

At December 31, 2005, all of our long-term debt was classified as a current liability for financial reporting purposes.  Indebtedness consisted of amounts outstanding under the Company’s credit facility with The Rockside Foundation.

(2)

Represents rent obligations under operating leases for coal loading services, office space in Vancouver and equipment and vehicles at the Willow Creek Coal Mine Site.

(3)

Represents amounts payable to the Estate of Orval Gillespie. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or common shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are yet to be determined.  The Company is currently restricted, under the terms of its financing arrangements, from repaying these amounts.  Accordingly, the Company and the Estate intend to resume discussions once these restrictions are no longer in force.

Outlook

Sales and Marketing Initiatives

The Company has, and continues to, place increased emphasis on its coking coal reserves and their development for sales in the upcoming coal fiscal year which commences on April 1, 2006. Accordingly, beginning in late October 2005 the Company began the initial overburden removal on its coking coal seams. This has enabled the Company to extract a small amount of coking coal to wash in production mode, perform sampling analysis and provide drum samples to current and interested prospective customers.   A number of steel mills have now received the coking coal samples and will perform their own internal analysis and quality evaluation.  Concurrently, the Company continues to pursue negotiations with these steel producers to enter into agreements for trial cargos and contracts for the coking coal for the upcoming fiscal year.

The fourth quarter of the fiscal year is typically the period during which pricing and volume negotiations take place between steel manufacturers and coal producers. Current indications are that although coking coal prices will remain strong, there will likely be a softening in the market for PCI coal prices for the coal year commencing April 1, 2006 through March 31, 2007. Reported settlements appear to indicate that the contracted price for low-volatile PCI coal is likely to be in the mid to high US$60 range while coking coal settlements have been noted in the range of US$90-115 depending upon the individual specifications for the coking coal. Based on the outcome of the current pricing discussions, the Company will work to optimize the product mix that it intends to produce and sell during its 2007 fiscal year so as to meet current committed tonnage obligations for PCI coal and to maximize sales of coking coal.

Following the requests by customers to delay shipments in October and November as a result of their over-committing to coal suppliers for the current fiscal year, the Company recommenced shipments in December 2005. Current indications remain that these steel mills will be unable to take the full contracted tonnage for the fiscal year ended March 31, 2006; however, the majority of remaining tonnages are expected to be carried over to the next fiscal year at the current year prices.

The Company is currently anticipating that sales for the three month period ended March 31, 2006 will be approximately 210,000 tonnes (with regard to PCI product). This is reduced from the previous estimate of 350,000 tonnes largely for three reasons:

•

Coking coal production was delayed which pushed back the schedule to ship samples to customers for evaluation, and consequently hampered the ability to arrange for trial cargos in the last quarter.

•

Given that the Company has not yet produced a commercial quantity of coking coal, customers are awaiting the price settlements from current negotiations before scheduling any shipments.

•

Customers have limited ability to take coking coal in February/March as they are committed to fulfilling other suppliers’ contracts.

The estimated carryover tonnage from the current fiscal year will be subject to current negotiations regarding sales price, product mix and volumes for the coming year but is estimated to be approximately 210,000 tonnes, such sales to be made in the Company’s 2007 fiscal year. Typical in the coal industry, sales contracts include a +/- 10% purchase option which the purchaser has the right to exercise with regard to the volumes shipped. The Company’s estimate as to carryover tonnage from the current year is based upon the assumption that its customers will declare their contracts at 90% of the contracted volume (i.e. by exercising the above-mentioned clause). Negotiations for next years sales contracts will include consideration of both volume and price of carryover as well as expected volumes and prices for the new year. It is considered likely that the carryover tonnes will replace some additional new tonnage that current customers may have contracted to in the 2007 fiscal year. Accordingly, the Company is continuing its marketing efforts to diversify its customer base and broaden its markets for the placement of Willow Creek coal.

Effective February 27, 2006, Mr. Robert W. (Bob) Bell will commence employment with the Company as Executive Vice President and Chief Operating Officer. Mr. Bell joins the Company from Luscar Ltd., where he served as Vice President Marketing. Mr. Bell has held a variety of engineering, operations, finance and marketing positions over his 25 years of involvement in the mining industry and will be leading the Company’s marketing initiatives, particularly with regard to the placement of the Company’s coking coal product.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended December 31, 2005

Production and Reserves

In response to the current shipment schedule and the uncertainty regarding the final commodity price for next year, the Company continues to revise its forecast production levels. For the year ending March 31, 2006 it is anticipated that total production will amount to 0.82 million tonnes with focus being to supply planned PCI shipments and develop coking coal for delivery early in the new fiscal year. In order to secure sufficient storage capacity the Company has begun shipping through Ridley Terminals in Prince Rupert in addition to Neptune Terminals in North Vancouver. The first customer shipment through Ridley Terminals was made early in January 2006.  This additional port alternative will add to the Company’s flexibility in its supply chain so as to service customer needs.

Production for the three month period ended March 31, 2006 is currently anticipated at 240,000 tonnes. This amount has been reduced from previous estimates as the Company strives to minimize working capital requirements and to match production to the sales requirements and obligations as requested by customers. The Company currently anticipates that strip ratios relating to coal sales in the quarter ending March 31, 2006 will remain at the current elevated levels of approximately 8.0:1.

In October 2005, the Company performed additional drilling at the Willow Creek Mine site to provide additional data and assist in amending the five-year mine plan to enhance mining efficiencies. The work performed on updating the Company’s five-year mine plan was overseen by Mr. Roy Fougere, PEng, the Chief Mining Engineer at Falls Mountain Coal Inc., the Company’s wholly owned subsidiary. Mr. Fougere has 18 years of mining experience, including experience with western Canadian coal mines of similar geological complexity. The results of this analysis were recently completed and provided the following updated indications with regard to the Willow Creek Mine:

•

Strip ratios for the fiscal year commencing April 1, 2006 are estimated to be 5.2:1. As discussed earlier in this MD&A, this will cause mining costs to reduce for the Willow Creek Mine site. It is further anticipated that strip ratios will continue to decrease over the life of the mine.

•

Total PCI coal resources have been reduced by 1.231 million tonnes as a result of thinner intersections and more separable partings in the Company’s 7 Seam than were originally detected.

The Company, under the supervision of Mr. Fougere, is currently also investigating additional mineral deposits of medium volatile coking coal at its Willow Creek Mine site. Based upon a review of the existing individual pit designs, for which measured and indicated reserves have been reported, the Company believes there is potential to modify the pit boundaries to increase the volume of coking coal recovered. This would provide additional tonnage of Seams 1 to 4 which are the coking seams currently being mined by the Company.

The additional indicated resource is approximately 1.8 million tonnes based upon past exploration and testing. The existence of the additional tonnage relies on continuation of the coal seam structure and quality, and the application of an economic evaluation, which is presently being undertaken by the Company’s outside consultants working under Mr. Fougere’s supervision. At the present time, the indicated resource is not classified as a mineral reserve as the Company has to confirm its economic viability. Any determination of additional reserves will depend on the outcome of the current work and analysis now being performed.

The Company believes that the market for both PCI and coking coal is changing and accordingly, will look to produce a suitable mix of these products as part of its production plans for the year commencing April 1, 2006. With the completion of the coal preparation plant, the Company now has flexibility to produce proportionally greater or lesser amounts of PCI and coking coal to meet production targets, serve customer needs and maximize return on its assets. The exact amounts of PCI and coking coal to be produced in the next fiscal year will be influenced by the aforementioned considerations and will be determined in the next few months. Overall, the Company plans to produce approximately 1.0 to 1.4 million tonnes of coal split between both PCI and coking coal in its 2007 fiscal year, the final amounts being determined with regard to both market conditions and the Company’s cost structure.

In order to achieve the planned level of production for the 2006 calendar year, the Company will require an amendment to its mining permit. A permit amendment application was filed with British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per calendar year to 2.2 million tonnes per calendar year.  The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area of mining, known as the mine “footprint.” While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected and has been working with the regulators to provide updated information as requested. The additional information requested has primarily related to geotechnical reviews, additional testing for the potential of acid rock drainage and leaching from mine waste and drainage and water monitoring. Several items requested by the regulators necessitate the passing of a certain amount of time so that the results can be analyzed fully. The Company currently anticipates having all required information completed and with the regulators by the end of February 2006.

As disclosed in Note 1 to the unaudited consolidated financial statements for the three and nine months ended December 31, 2005, the Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional debt or equity capital through sales of its common stock and the Company’s ability to achieve and maintain profitable operations.

Critical Accounting Estimates including Initial Adoption

No new accounting policies were adopted by the Company in the three months ended December 31, 2005.

The Company’s unaudited consolidated financial statements are prepared in accordance with GAAP in Canada and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any). The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice. These estimates are reviewed on an ongoing basis for updated information and facts. The use of difference assumptions would result in different estimates, and actual results may differ from results based on these estimates.

A summary of the Company’s significant accounting policies is included in Note 2 to the audited consolidated financial statements for the year ended March 31, 2005. The following is a discussion of the accounting estimates that are significant in determining our financial results:

Revenue recognition

Sales are recognized on the date the product is loaded for shipment at the port as this coincides with the transfer of title, the risk of ownership and the determination of the amount due. The value of the shipment is determined by use of standard draft survey results and quality testing, which is accepted by the customer as part of the shipping documentation.  Invoicing and pricing terms are based on negotiated contracts with the customer and follow standard industry practices. The Company sells to a limited number of customers and considers that collection of the full balance of all current sales is reasonably assured.

Inventory

Inventory is valued at the lower of cost and market value. Cost is determined on the first-in, first-out basis. Market value is defined as net realizable value for finished goods. Costs included in inventory relate to direct mining, transportation, port handling and certain mine overheads.

Mineral properties, plant and equipment

(i)

Mineral property, plant and equipment

Operating mineral properties, plant and equipment are carried at cost less depletion and depreciation. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.

Mineral property costs are amortized on a unit-of-production method over the property’s reserves. Changes to the reserve basis are taken into account prospectively. The depletion base used in the current year is the value of the property and development costs at March 31, 2005 which was $26.194 million.  Depletion will be recognized as a cost over the life of the mine on a per tonnage charge.  The depletion base will be adjusted at the end of each reporting period to reflect the full development costs as construction and development projects are completed.

The carrying value of mineral properties and any related plant and equipment is reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows. When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made to write down the properties to estimated fair value. Any resulting write-downs to fair value are charged to operations. Deferred costs relating to abandoned properties are written-off.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended December 31, 2005

(ii)

Non-producing properties

The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, sold or abandoned.  Costs pertaining to properties developed to production are amortized over the estimated productive life of the property.  Costs pertaining to properties sold or abandoned are written-off.

The Company’s policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60.0% of design capacity or upon substantial completion of construction activities such that the plant can operate safely within the requirements of the Health Safety and Reclamation Code for Mines in British Columbia.

Asset retirement obligation

The Company has adopted CICA 3110, “Asset Retirement Obligations,” which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The section requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset.

The total undiscounted amount of the estimated cash flows required to settle the Company’s asset retirement obligation is $1,830,000 which has been discounted using a discount rate of 7.5% to be measured at its fair value of $1,450,000 on December 31, 2005. This amount represents the estimated costs to restore the site to its original use once the mining operations are complete or ceased. The size of the current site as December 31, 2005, was approximately141.6 hectares, and the provision will be adjusted as the site is further developed or changes in restoration costs are known. The liability will be adjusted for the accretion to fair value and any changes in amount or timing of the underlying cash flows.

Stock-based compensation

Effective April 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments,” and has chosen to account for all grants of options to employees, non-employees and directors after April 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by Canadian GAAP. Stock-based compensation expense is calculated using the Black-Scholes option pricing model and amounts have been determined based on the following terms and assumptions:

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended December 31, 2005

	Nine months ended	Years ended March 31,
	December 31, 2005	2005	2004	2003
Dividend yield	0%	0%	0%	0%
Risk free interest rate	3.2%	3.08 – 3.79%	3.97%	4.00%
Expected life	3 years	3 – 5 years	5 years	5 years
Expected volatility	75%	86 – 117%	148%	69%

Initial Mine Start-up, Site Preparation, Waste Mining

Mine start up costs to date includes mobilization costs for the mining contractor and the initial stripping of the mine site.  The costs associated with mobilization will be amortized over 5 years.  The initial removal of waste rock for both PCI and coking coal seams is capitalized as property costs, and is included in the depletion base.

Forward Foreign Exchange Contracts

The Company has entered into a series of forward contracts to sell U.S. dollars.  These transactions do not qualify as hedge accounting, as per Accounting Guideline (AcG) 13. Accordingly, contracts are revalued to market at the end of each reporting period with gains or losses being included in results of operations.

Transactions with Related Parties

To the knowledge of the Company Rockside owns 15.96% of the Company as of the date of this report and is a related party to the Company, as such term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

Other Information

The Company has not entered into any off-balance sheet arrangements at this time.

As at February 13, 2006, the Company had the following securities issued and outstanding:

Common shares	75,732,878
Share purchase options	2,740,000	exercisable between $0.90 - $5.60 per share.
Share purchase warrants	2,777,500	exercisable between $3.50 - $6.25 per share.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended December 31, 2005

Directors and Officers

Jeffrey M. Fehn

Director, Chairman of the Board

Graham Mackenzie

Director, President and Chief Executive Officer

Mark T.  Smith

Director

Clay Gillespie

Director

Gordon Fretwell

Director

Robert Armstrong

Director

Martin Rip

Vice President Finance, Chief Financial Officer and Secretary

Sam Yik

Corporate Vice President

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the three months ended December 31, 2005, and have concluded that such disclosure controls and procedures are operating effectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information regarding the Company and its business operations, including the Company’s annual report for the year ended March 31, 2005, is available on SEDAR company profile at www.sedar.com and is also available on the Company’s website at www.pinevalleycoal.com.